SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 19, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia Corporation financial calendar for 2020

STOCK EXCHANGE RELEASE
December 19, 2019

Nokia Corporation

Stock Exchange Release
December 19, 2019 at 14.00 (CET +1)

Nokia Corporation financial calendar for 2020

Espoo, Finland - In this stock exchange release Nokia provides its financial calendar for 2020, which includes the planned publication dates of its financial reports.

Planned publication dates for Nokia’s financial reports in 2020:

•                  report for Q4 2019 and full year 2019: February 6, 2020;

•                  report for Q1 2020: April 30, 2020;

•                  report for Q2 2020 and half-year 2020: July 31, 2020; and

•                  report for Q3 2020 and January-September 2020: October 29, 2020.

Publication of “Nokia in 2019”

Nokia plans to publish its “Nokia in 2019” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 10 of 2020.

Nokia’s Annual General Meeting

Nokia’s Annual General Meeting 2020 is planned to be held on April 8, 2020.

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

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Media Inquiries

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2019		Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal